Mail Stop 3010

September 3, 2009

VIA USMAIL and FAX (312) 526 - 0447

Mr. Mark J. Parrell
Chief Financial Officer
ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, Illinois 60606

> **Re:** **ERP Operating Limited Partnership**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on February 26, 2009**
> **File Nos. 000-24920**

Dear Mr. Mark J. Parrell:

We have reviewed your response letter dated July 10, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 3 – Partners' Capital, pages F-20 – F-23

1.   We understand that Equity Residential (the REIT) is required to settle certain outstanding common units issued by the Operating Partnership (the OP) in registered shares of the REIT. Due to its inability to control settlement in registered shares, the REIT has assumed cash settlement for these units and presented them as a component of temporary equity when applying EITF Topic D-98 and 00-19. We also understand that you continue to believe that, despite the fact that the REIT is assuming cash settlement for these units, there is no such obligation on the part of the OP and seem to be viewing these entities as distinct entities for purposes of this analysis, even though they are being considered as a single group when evaluating the redemption right held by the REIT in maintaining the 1:1 ratio of outstanding shares of common stock of the REIT to the outstanding common units of the OP.

With respect to the units for which cash settlement is assumed at the REIT level after evaluating EITF 00-19, we would object to the presentation of these units in the permanent equity of the OP. Please revise accordingly or tell us how you intend to correct this error. Your response should also provide any relevant materiality analysis. Reference is made to SAB Topic 1M.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3414 if you have any questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant